UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2012

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the three and six months ended June 30, 2012

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

	Notes		June 30, 2012	December 31, 2011
Assets
Current assets
Cash			$1,580,429	$565,143
Sales taxes recoverable			28,188	27,045
Prepaid expenses			49,815	20,644
			1,658,432	612,832
Non-current assets
Equipment	5		20,467	18,587
Total assets			$1,678,899	$631,419

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8		$179,551	$153,694
Advances payable	6		76,433	76,275
			255,984	229,969
Non-current liabilities
Warrants denominated in a foreign currency	7	g	1,118,223	-
Total liabilities			1,374,207	229,969

Shareholders’ equity
Common shares	7		8,097,532	6,266,739
Contributed surplus	7		1,469,988	1,004,932
Accumulated deficit			(9,262,828)	(6,870,221)
Attributable to owners’ of the parent			304,692	401,450
Total shareholders’ equity			304,692	401,450
Total liabilities and shareholders’ equity			$1,678,899	$631,419

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Peter Lewis”
Director	Director

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Comprehensive Loss
For the three and six months ended June 30, 2012 and 2011
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Clinical development expenses
Clinical trial costs	$190,751	$129,200	$362,205	$311,783

Research and development expenses
Consulting fees (Note 8)	92,267	33,000	157,465	71,000
Intellectual property costs	24,266	21,144	50,318	35,192

General and administrative expenses
Accounting and audit fees	24,510	62,481	31,605	73,882
Depreciation (Note 5)	1,606	2,386	2,974	4,766
Computer and IT expenses	1,451	7,541	2,882	12,652
Consulting fees (Note 8)	35,950	73,709	55,950	112,959
Insurance	13,960	12,710	26,670	22,909
Legal fees (Note 8)	51,796	48,820	67,672	66,048
Marketing consulting fees	421,517	79,867	493,188	127,480
Office and telephone	51,841	25,258	73,392	45,791
Rent (Note 8)	23,283	29,165	44,816	39,665
Salaries (Note 8)	178,646	159,960	356,030	299,054
Stock-based compensation (Notes 4 and 7)	600,217	383,355	719,406	718,648
Travel and promotion	29,016	31,191	45,888	54,163
Net loss before other items	1,741,077	1,099,787	2,490,461	1,995,992
Other items:
Change in fair value of warrants denominated in a foreign currency (Note 7g)	(64,685)	-	(66,427)	-
Foreign exchange (gain) loss	(35,249)	18,199	(31,427)	19,292
Loss on disposal of equipment	-	19,499	-	19,499
Total comprehensive loss	$1,641,143	$1,137,485	$2,392,607	$2,034,783

Total comprehensive loss attributable to non-controlling interest	$-	$35,564	$-	$219,479
Total comprehensive loss attributable to owners’ of the parent	1,641,143	1,101,921	2,392,607	1,815,304
Basic and diluted loss per share	$(0.04)	$(0.03)	$(0.06)	$(0.06)

Weighted average shares outstanding	42,641,362	36,150,329	41,826,600	30,932,135

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Cash Flows
For the six months ended June 30, 2012 and 2011
(Stated in Canadian Dollars)
(Unaudited)

	For the six months ended
	June 30, 2012	June 30, 2011

Operating activities
Total comprehensive loss	$(2,392,607)	$(2,034,783)
Add items not involving cash:
Depreciation	2,974	4,766
Loss on disposal of equipment	-	19,499
Unrealized foreign exchange	(1,742)	-
Stock-based compensation	719,406	718,648
Change in warrant valuation	(64,685)	-

Changes in non-cash working capital balances:
Sales taxes recoverable	(1,143)	(13,371)
Prepaid expenses	(29,171)	(14,539)
Accounts payable and accrued liabilities	25,857	(449,085)
Advance payable	158	(2,692)
Net cash used in operating activities	(1,740,953)	(1,771,557)

Investing activities
Purchase of Equipment	(4,854)	(12,929)
Net cash used in investing activities	(4,854)	(12,929)

Financing activities
Gross proceeds on issuance of common shares	2,796,740	2,482,170
Finder’s fee	(35,647)	-
Net cash provided by financing activities	2,761,093	2,482,170

Increase in cash during the period	1,015,286	697,684

Cash , beginning of the period	565,143	1,211,525

Cash , end of the period	$1,580,429	$1,909,209

Non-cash transactions (Note 11)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

											Attributable
	Attributable to the Owners’ of the Parent										To
	Common Stock										Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447
Private placement – Note 7b	2,651,200	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170
Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 4	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-
Exchange of shares – Note 4	10,844,846	262,000	-	5,422,420	-	5,422,420	-	-	348,866	610,866	(610,866)	-
Escrow release – Note 4	-	178,045	-	-	-	-	-	-	-	178,045	-	178,045
Cancellation of shares – Note 4	-	-	-	(11,000,000)	-	-	-	-	-	-	-	-
Stock based compensation – Note 7	-	-	-	-	-	-	-	540,603	-	540,603	-	540,603
Net loss for the period	-	-	-	-	-	-	-	-	(1,815,304)	(1,815,304)	(219,479)	(2,034,783)
Balance, June 30, 2011	40,550,006	$6,266,535	$-	-	$-	13,000,000	$204	$776,308	$(5,191,565)	$1,851,482	$-	$1,851,482

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

	Attributable to the Owners’ of the Parent
	Common Stock
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2012	43,150,008	$6,266,739	$-	-	$-	-	$-	$1,004,932	$(6,870,221)	$401,450
Shares issued for cash at USD $1.50 – Note 7b	1,875,046	2,761,093	-	-	-	-	-	-	-	2,761,093
Warrants denominated in a foreign currency – Note 7g	-	(1,184,650)								(1,184,650)
Escrow Release – Note 4	-	254,350								254,350
Stock based compensation – Note 7	-	-	-	-	-	-	-	465,056	-	465,056
Net loss for the period	-	-	-	-	-	-	-	-	(2,392,607)	(2,392,607)
Balance, June 30, 2012	45,025,054	$8,097,532	$-	-	$-	-	$-	$1,469,988	$(9,262,828)	$304,692

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

											Attributable
	Attributable to the Owners’ of the Parent										To
	Common Stock										Non-
			Share	Series B Preferred Shares		Series C Preferred Shares		Contributed	Accumulated		Controlling
	Shares	Amount	Subscriptions	Shares	Amount	Shares	Amount	Surplus	Deficit	Total	Interest	Total

Balance, January 1, 2011	27,053,960	$3,344,320	$-	5,577,580	$-	7,577,580	$204	$235,705	$(3,219,782)	$360,447	$325,000	$685,447
Net loss for the period	-	-	-	-	-	-	-	-	(3,493,960)	(3,493,960)	(219,479)	(3,713,439)
Private placement – Note 7b	2,651,200	2,482,170	-	-	-	-	-	-	-	2,482,170	-	2,482,170
Increase in non-controlling interest attributable to issuance of shares for cash to parent – Note 4	-	-	-	-	-	-	-	-	(505,345)	(505,345)	505,345	-
Exchange of shares – Note 4	10,844,846	262,000	-	5,422,420	-	5,422,420	-	-	348,866	610,866	(610,866)	-
Cancellation of shares – Note 4	2,600,002	204	-	(11,000,000)	-	(13,000,000)	(204)	-	-	-	-	-
Stock based compensation – Note 7 / Escrow release – Note 4	-	178,045	-	-	-	-	-	769,227	-	947,272	-	947,272
Balance, December 31, 2011	43,150,008	$6,266,739	$-	-	$-	-	$-	$1,004,932	$(6,870,221)	$401,450	$-	$401,450

The accompanying notes form an integral part of these condensed consolidated interim financial statements

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in the United States on the OTCBB, trading under the symbol REPCF.

The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

2.	Basis of Presentation and Summary of Significant Accounting Policies

These condensed interim financial statements for the three and six months ended June 30, 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The condensed interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2011 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed interim financial statements were authorized for issue by the Board of Directors on August 29, 2012.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Going Concern of Operations

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations.  At June 30, 2012, the Company is in the research stage, and has accumulated losses of $9,262,828 since its inception and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation and Summary of Significant Accounting Policies – Continued

b)	Principles of Consolidation

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2012, and the results of all subsidiaries for the period then ended.

Details of controlled entities are as follows:

		Percentage Owned
	Country of Incorporation	June 30, 2012	December 31, 2011
TrichoScience Innovations Inc.	Canada	100%	100%
583885 BC Ltd. (Note 2 d) i	Canada	- %	- %

i.	583885 BC Ltd. was dissolved on July 29, 2011.

c)	Derivative liabilities

Derivative instruments, including embedded derivatives, are measured at fair value with any changes in the fair values of derivative instruments being recognized in profit and loss with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges. The disclosure of the Company’s financial instruments is further described in Note 9.

d)	Accounting Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods. The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation and Summary of Significant Accounting Policies – Continued

d)	Accounting Standards, Amendments and Interpretations Not Yet Effective – Continued

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

•	Amendment to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss.  The standard is effective for annual periods beginning on or after July 1, 2012. The Company is in the process of evaluating the impact of the amendments on the presentation of the income statement.

There are no other IFRSs or IFRC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2011 annual financial statements.

4.	Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) and with certain accepting shareholders of TrichoScience, whereby RepliCel (formerly Newcastle Resources Ltd.) acquired 50.7% (4,860,000) of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 common shares (at an exchange ratio of 2.2958), 5,577,580 Class B preferred shares and 5,577,580 Class C convertible preferred shares of RepliCel (the “Acquisition”).  Also at closing, RepliCel acquired an additional 1,000,000 common shares of TrichoScience for $1,000,000 (“Investment One”), thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010, resulting in 63% of the voting rights in RepliCel being held by former Trichoscience shareholders.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.	Reverse Takeover Transaction – Continued

TrichoScience was incorporated under the Canada Business Corporations Act on September 7, 2006 and is currently in the research and development stage and therefore has not yet realized any revenues from its planned operations.

As the former shareholders of TrichoScience controlled 63% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as TrichoScience being the continuing entity and the resulting consolidated financial statements are presented as a continuation of TrichoScience.  At the date the share exchange was completed the common stock of RepliCel became 22,653,960 common shares, comprising of 11,155,165 common shares issued to participating shareholders of TrichoScience and 11,498,795 common shares held by existing RepliCel shareholders (total common shares 22,653,960). During the year ended December 31, 2011 the remaining TrichoScience shareholders tendered 4,724,800 TrichoScience shares in exchange for 10,844,846 common shares of RepliCel.

As TrichoScience is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values.  The Company’s assets and liabilities at the date of the transaction are also included in the consolidated balance sheets at their historical carrying values.

RepliCel is not considered a business as defined by IFRS. As a result, at the date of the acquisition, the transaction was accounted for as a share based payment transaction under IFRS 2 Share Based Payments whereby TrichoScience is deemed to have issued shares in exchange for the net assets of RepliCel together with the listing status of RepliCel.

The net identifiable assets of RepliCel at the date of the acquisition were as follows:

Cash	$1,109,664
Sales taxes recoverable	19,319
Prepaid expenses	13,392
Accounts payable and accrued liabilities	(71,035)
Advances payable	(75,015)

Net assets acquired	$996,325

The Company recognized $85,000 as listing expense during the year ended December 31, 2010, being the difference between the fair value of the share based payment of $1,081,325 and the net identifiable assets received. The fair value of the share based payment was determined with reference to the fair market value of Newcastle, (now RepliCel) shares that would have been received by the shareholders of TrichoScience had 100% of the shares been exchanged.  The fair value of each Newcastle, (now RepliCel) share was determined with reference to the price at which the shares had been sold in arms’ length transaction prior to the acquisition.

At closing, the TrichoScience shareholders who received shares of RepliCel in connection with the closing deposited the common shares with a trustee pursuant to the terms of a pooling agreement between RepliCel and the trustee.  The common shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.	Reverse Takeover Transaction – Continued

Non-Controlling Interest

At closing, certain shareholders of TrichoScience did not exchange their shares for shares of RepliCel (the “Non-Accepting Shareholders”) and, as such, are treated as a non-controlling interest in the consolidated financial statements.  In a reverse acquisition, the non-controlling interest reflects the non-controlling shareholders’ proportionate interest in the pre-combination carrying amounts of the legal acquiree’s net assets.  The non-controlling interest at December 22, 2010 was 44.6% and the Company recorded a non-controlling interest of $325,000, representing the non-controlling interest of the net book value of the net assets of TrichoScience, with a $62,000 increase in accumulated deficit reflecting the Company’s proportionate increase in ownership in TrichoScience.

During the year ended December 31, 2011, RepliCel purchased 2,050,000 newly issued common shares of TrichoScience for $2,050,000 (“Investment Two”). As a result, the non-controlling interest increased by $505,345 representing the non-controlling interests’ proportionate share in Investment Two.

The remaining 4,724,800 shares of TrichoScience were tendered for exchange by the Non-Accepting Shareholders in exchange for 10,844,848 common shares with an ascribed fair value of $262,000, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company. As a result the non-controlling interest was eliminated and the Company recorded an adjustment of $348,866 into deficit attributable to the Owners’ of the Parent, representing a decrease in the non-controlling interest of the net book value of the net assets of TrichoScience.

At December 31, 2011, 100% percent of the non-accepting shareholders have tendered their shares in exchange for RepliCel shares. As a result of achieving Investment One and Investment Two, TrichoScience is now 100% owned subsidiary of RepliCel. As a result, the Class B preferred shares were extinguished for no consideration.  There is no non-controlling interest at June 30, 2012 (December 31, 2011: $nil).

Class B and C Preferred Shares

No amount of the value assigned to share capital issued with the Share Exchange Agreement was allocated to the Class B preferred shares or the Class C convertible preferred shares due to these shares having assessed nominal value of $204 at the time of closing.  The Class B preferred shares have been extinguished, as the Company has achieved the following milestones during the year ended December 31, 2011:

-
RepliCel purchased common shares of TrichoScience in aggregate amount of not less than $3,000,000 and RepliCel  raised the proceeds to make these investments by selling its shares at not less than $1 per share (completed); and

-	RepliCel acquired at least 90% of the issued and outstanding common shares of TrichoScience (completed).

Each Class C convertible preferred share is voting and convertible into ½ of one common share of RepliCel upon approval by the United States Food and Drug Administration of the commercial sale of TrichoScience’s hair cell replication technology in the United States.  Other than transfers of Class C Shares amongst original shareholders of TrichoScience Innovations Inc., the Class C convertible preferred shares cannot be sold, transferred or otherwise disposed of without the consent of the Company’s directors.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

4.	Reverse Takeover Transaction – Continued

Class B and C Preferred Shares – Continued

During the year-ended December 31, 2011, 13,000,000 of the Company’s Class C preferred shares (each, a “Class C Share”), being all the issued and outstanding Class C Shares, were converted, on a 5:1 ratio, into 2,600,002 common shares of the Company (each, a “Common Share”) by the holders thereof. All of the Common Shares issued on conversion of the Class C Shares have been deposited with a trustee pursuant to the terms of pooling agreements between RepliCel, the trustee and the respective shareholders.  The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013. Following the conversion, a total of 43,150,008 Common Shares were outstanding.

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 4,400,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares will be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award.

During the six months ended June 30, 2012, the performance condition with respect to 500,000 shares (Year ended December 31, 2011: 350,000 shares, being the completion of Investment Two described above) had been achieved, and $254,350 representing the fair value of the shares released from escrow was recorded as stock-based compensation (six months ended June 30, 2011: $178,045).  Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met.

At June 30, 2012, there were 1,700,000 common shares held in escrow (December 31, 2011: 2,200,000 common shares).

The other 1,000,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

5.      Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2011	$6,995	$19,704	$26,699
Additions	4,854	-	4,854
Disposals	-	-	-
At June 30, 2012	11,849	19,704	31,553
Depreciation: At December 31, 2011	1,868	6,244	8,112
Charge for the period	1,031	1,943	2,974
Elimination on disposal	-	-	-
At June 30, 2012	2,899	8,187	11,086
Net book value at June 30, 2012	$8,950	$11,517	$20,467

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2010	$25,880	$16,258	$42,138
Additions	-	12,929	12,929
Disposals	(18,885)	(9,483)	(28,368)
At December 31, 2011	6,995	19,704	26,699
Depreciation: At December 31, 2010	5,311	4,079	9,390
Charge for the period	1,882	5,710	7,592
Elimination on disposal	(5,325)	(3,545)	(8,870)
At December 31, 2011	1,868	6,244	8,112
Net book value at December 31, 2011	$5,127	$13,460	$18,587

6.	Advances Payable

Advances payable of $76,433 (US$75,000) is from an unrelated third party.  Advances payable are unsecured, non-interest bearing and have no specific terms of repayment.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value
Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b)      Issued and Outstanding:

During the six months ended June 30, 2012:

(i)
The Company completed a private placement of 1,875,046 units at US$1.50 per unit for proceeds of $2,796,740 (US$2,812,569).  A finder’s fee of $35,647 (US$36,000) was paid in connection with the private placement. Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.  As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability.  The fair value on issuance was determined to be $963,100, through use of the Black-Scholes Option Pricing Model. Assumptions applied by management were as follows: (1) risk-free rate of 1.10 – 1.35%; (2) dividend yield of nil; (3) an expected volatility of 89%; (4) an expected life of 24 months; and (5) an exercise price of US$2.50.  These warrants have been included in the share warrant data presented in Note 7g.

During the year ended December 31, 2011:

(i)
The Company completed a private placement of 2,550,000 common shares at US$1.00 per share for proceeds of $2,482,170 (US$2,550,000).  A finder’s fee of 101,200 common shares was issued in connection with the private placement with a fair value of $98,164 (US$101,200).

(ii)
The Company acquired 4,724,800 common shares of TrichoScience pursuant to the Non-Accepting Shareholders tendering their shares in exchange for 10,844,848 common shares, 5,422,420 Class B preferred shares and 5,422,420 Class C preferred shares in RepliCel. (Note 4).

c)      Stock Option Plans:

(i)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share with 1/3 vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

(ii)
On December 22, 2010, the Company approved a Company Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.      Share Capital – Continued

d)      Fair value of Options Issued from January 1, 2011 to June 30, 2012

On June 21, 2012 under the Company Stock Option Plan, 300,000 options were granted to consultants of the Company. The options vest over a period of three years and are exercisable at US$1.10 per share until June 21, 2017.

On April 18, 2012 under the Company Stock Option Plan, 790,000 options were granted to employees and consultants of the Company. The options vest over a period of three years and are exercisable at US$1.50 per share until April 18, 2019.

On January 3, 2012 under the Company Stock Option Plan, 100,000 options were granted to a consultant of the Company. The options are exercisable at US$2.35 per share and expire on January 3, 2019. The options vest according to specific milestones.

On March 11, 2011, under the Company Stock Option Plan, 1,350,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$1.00 per share and expire on March 11, 2018. The options vest over a three year period.

During the year ended December 31, 2010, under the Company Stock Option Plan 1,485,000 options were granted to the directors, officers and consultants of the Company. The options are exercisable at US$0.50 per share and expire July 13, 2017. The options fully vested during the year ended December 31, 2011.

The weighted-average grant date fair value of options granted was estimated using the following weighted average assumptions:

	Number of Options	Risk-free interest rate	Weighted-average expected life	Expected volatility	Expected dividends	Expected forfeiture rate	Fair value

Founders Options	610,000	2.81%	6.55 years	81%	Nil	0%	0.17
December 22, 2010 Company Options	1,485,000	2.66%	7 years	81%	Nil	0%	0.17
March 11, 2011 Company Options	1,385,000	2.88%	7 years	81%	Nil	0%	0.72
January 3, 2012 Company Options	100,000	1.71%	7 years	81%	Nil	0%	1.01
April 18, 2012 Company Options	790,000	1.74%	7 years	89%	Nil	0%	1.15
June 21, 2012 Company Options	300,000	1.26%	5 years	89%	Nil	0%	0.78

The volatility assumption is based on the pattern and level of historical volatility of a sample of entities in the life sciences industry for the first seven years in which the shares of those entities were publicly traded.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.       Share Capital – Continued

d)      Fair value of Options Issued from January 1, 2011 to June 30, 2012 – Continued

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)     Stock-based Compensation

The Company recognized stock-based compensation of $465,056 for the fair value of stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements, and $254,350 for the release of escrow shares in the statement of comprehensive loss for the six months ended June 30, 2012; (For the six months ended June 30, 2011- $540,603 and $178,045, respectively).

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the six months ended June 30, 2012 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2012	2,835,000	$ US 0.74
Granted	1,190,000	US 1.47
Exercised	-	-
Forfeited	-	-
Outstanding, June 30, 2012	4,025,000	US 0.95
Exercisable, June 30, 2012	2,160,000	US 0.66
Outstanding, December 31, 2010	1,485,000	$ US 0.50
Granted	1,350,000	US 1.00
Exercised	-	-
Forfeited	-	-
Outstanding, December 31, 2011	2,835,000	$ US 0.74
Exercisable, December 31, 2011	1,822,500	$ US 0.59

The range of exercise prices for options outstanding under the Company Stock Option Plan as at June 30, 2012 is $0.50 - $2.35 US.  The weighted average remaining contractual life for stock options under the Company Stock Option Plan as at June 30, 2012 is 5.64 years.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – Continued

f)      Escrow Shares

Pursuant to the Acquisition described in Note 4, at June 30, 2012:

i)
1,700,000 (December 31, 2011: 2,200,000) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the six months ended June 30, 2012, 500,000 shares were released from escrow (June 30, 2011: 350,000). The Company recognized a fair value of $254,350, (June 30, 2011: $178,045) as stock based compensation expense in the statement of operations for the period. At June 30, 2012, 1,700,000 shares have been released from escrow (December 31, 2011: 1,200,000)

ii)	21,399,067 (December 31, 2011: 24,600,013) common shares are held in escrow under a pooling agreement and are subject to a timed release schedule under which:

a)	15% will be released on the first day of the Company’s fiscal quarter beginning after the one year anniversary of the share exchange (the “First Quarter”);
b)	15% will be released on the first day of each of the Company’s next five fiscal quarters after the First Quarter;
c)	the remaining 10% will be released on the first day of the ninth fiscal quarter after the First Quarter.

As the release of these shares is certain, they have been included in the calculation of loss per share. At June 30, 2012, 3,200,946 shares have been released from escrow (December 31, 2011: nil).

g)      Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding		Weighted Average Exercise Price	Expiry
Outstanding, December 31, 2011	-		$-
February 29, 2012	66,304		US 2.50	March 1, 2014
March 29, 2012	876,042		US 2.50	March 29, 2014
April 18, 2012	502,667		US 2.50	April 18, 2014
April 20, 2012	430,033		US 2.50	April 20, 2014
May 17, 2012	250,000		US 2.00	May 17, 2016
Outstanding, June 30, 2012	2,125,046	$	US 2.44

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.  The fair value is determined using a Black-Scholes Model. Assumptions applied by management were as follows: (1) risk-free rate of 1.03 – 1.35%; (2) dividend yield of nil; (3) an expected volatility of 89%; and (4) an expected life of 1.67 – 4 years.

The change in the fair value of the warrants for the six months ended June 30, 2012 was $66,427 (June 30, 2011 - $nil) and was recorded in the statement of comprehensive loss.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

7.     Share Capital – Continued

g)      Warrants denominated in a foreign currency – Continued

	June 30, 2012	December 31, 2011
Warrants denominated in a foreign currency, opening balance	$-	$-
Fair value of warrants issued	1,184,650	-
Change in fair value of warrants	(66,427)	-
Warrants denominated in a foreign currency, closing balance	$1,118,223	$-

8.     Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	June 30, 2012	December 31, 2011
Companies controlled by directors of the Company	$13,273	$10,000
Directors or officers of the Company	5,000	9,596
	$18,273	$19,596

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Research and development consulting fees	$ 40,202	$33,000	$ 76,655	$71,000
Clinical trial costs	472	-	100,048	-
Administrative consulting fees	-	18,500	-	45,750
Rent	-	-	-	9,000
Legal fees	-	275	-	6,621
	$ 40,674	$51,775	$176,703	$132,371

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

8.     Related Party Transactions – Continued

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Short-term employee benefits – salaries and wages	$103,750	$99,000	$193,750	$198,000
Stock-based compensation	51,660	93,354	85,738	112,465
	$155,410	$192,354	$279,488	$310,465

9.      Financial Instruments and Risk Management

As at June 30, 2012, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, advances payable and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

• Currency risk
• Credit risk
• Liquidity risk
• Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At June 30, 2012 the Company held cash balances of $1,449,452 ($1,422,284 US) (December 31, 2011: $307,756  or $302,611 US). A 1% increase/decrease in the USD foreign exchange rate would have an impact of ±$14,495 ($14,223 US) on the cash balance held at June 30, 2012.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

9.      Financial Instruments and Risk Management – Continued

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at June 30, 2012:

Year of expiry	Accounts payable and accrued liabilities	Advances payable	Total
Within 1 year	$179,551	$76,433	$255,984

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.  Advances payable are non-interest bearing and therefore are not subject to interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Classification	June 30, 2012	December 31, 2011

Cash	Loans and receivables	$1,580,429	$565,143
		$1,580,429	$565,143

Financial liabilities included in the statement of financial position are as follows:

	Classification	June30, 2012	December 31, 2011
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	$179,551	$153,694
Advances payable		76,433	76,275
Derivative financial liabilities:
Warrants denominated in a foreign currency	Fair value through profit or loss	1,118,223	-
		$1,374,207	$229,969

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statement of Changes in Equity (Deficiency)
For the six months ended June 30, 2011 and 2012 and for the year ended December 31, 2011
(Stated in Canadian Dollars)
(Unaudited)

10.  Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.  The Company will continue to advance its technology.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  The Company considers shareholders equity and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time  without  penalties.

There has been no change in the Company’s approach to capital management during the six months ended June 30, 2012.

11.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the six months ended June 30, 2012. During the six months ended June 30, 2011, the Company acquired 4,724,800 common shares of TrichoScience in exchange for 10,844,846 common shares, 5,422,420 Series B Preferred Shares and 5,422,420 Series C Preferred Shares of the Company, which was excluded from the condensed consolidated interim statement of cash flows.

12.  Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

13.  Events After the Reporting Date

 On July 9, 2012 the Company and certain optionees amended certain provisions of their stock option agreements dated December 22, 2010, to reflect a reduction in the number of stock options granted by the Company to the Optionee. As a result, 300,000 company stock options exercisable at US$0.50 were cancelled.

REPLICEL LIFE SCIENCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)
FORM 51-102F1
For the three and six months ended June 30, 2012

Dated as of August 29, 2012

The following management discussion and analysis of the financial position, results of operations and cash flows of RepliCel Life Sciences Inc. (“the Company”, “RepliCel” or “we”), for the three and six months ended June 30, 2012 includes information up to and including August 29, 2012 and should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2011 and 2010.

The financial statements of the Company for the three and six months ended June 30, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts included in the financial statements and MD&A are expressed in Canadian dollars unless otherwise indicated.  The reader is encouraged to review the Company’s statutory filings on the SEDAR website at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute “forward-looking statements”.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the various risks and uncertainties set forth in this MD&A.  The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

OVERVIEW

Nature and History of Operations

The Company was incorporated under the Ontario Business Corporations Act on April 24, 1967.  We are a reporting issuer under the securities laws of the Provinces of British Columbia and Ontario.  We are a foreign private issuer in the United States.  On June 22, 2011, the Company changed its name from Newcastle Resources Ltd. to RepliCel Life Sciences Inc. (“the Company” or “RepliCel”) and its reporting jurisdiction to British Columbia.  Its common shares (the “Common Shares”) are listed for trading in the United States on the OTC Bulletin Board, trading under the symbol REPCF.

Overall Performance

The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration.  Patents for the technology have been issued by the

European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology.  The address of the Company’s corporate office and principal place of business is Suite 1225 – 888 Dunsmuir Street, Vancouver, BC, V6C 3K4.

Our technology has been developed over ten years of research, experimentation and trials. The mechanics of our technology involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp where healthy cycling hair follicles reside.  Specific cells are isolated from the hair follicles and are then replicated in a current Good Manufacturing Practice (“cGMP”) compliant facility through our proprietary cellular replication process and then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to induce the formation and growth of new hair follicles and are expected to also help rejuvenate damaged hair follicles. Our anticipated long term result is the restoration of a full head of hair that has been seeded by the patient’s own natural hair cells.

The product development path of our technology effectively began in 2000/03 when Drs. McElwee and Hoffmann began focusing on specific groups of cells in the hair follicle described as dermal sheath cup cells (“DSCs”).  Together they hypothesized that these DSCs were a reservoir of cells that were responsible for the continued cycling of the hair follicle, as well as neogenesis of new hair follicles.  Multiple experiments on purpose-bred mice demonstrated that hair follicle DSCs could induce successful hair growth. The scientists’ landmark study was published in the peer-reviewed Journal of Investigative Dermatology in ©2003. Together, the scientists filed patent applications. To date, patents have been issued in Europe and Australia, and are now pending in the US, Canada and Japan.

These results have led us to believe in the effectiveness of the procedure and its potential to become a solution to hair loss for the hair restoration market. From 2004 to 2007, the developers of our technology planned for human clinical trials and cell culture laboratories, and sourced initial funding. In 2007, the developers of the technology assigned the technology, including the intellectual property, to TrichoScience Innovations Inc. (“TrichoScience”), all of the shares of which we acquired, in stages, between December 2010 and April 2011.

We believe our technology will offer several advantages over current hair loss solutions. Traditional hair transplantation surgery requires the surgical removal of a prominent band of hair-bearing scalp from the back of the head, dissection of individual hair follicles and then implantation of these follicles into the balding region of the scalp. Often, a number of similar surgical procedures are required to achieve the desired result. In effect, surgical hair transplantation removes and redistributes a patient’s own hair follicles to cover sections of bald scalp, leaving a longitudinal scar across the back of a patient’s scalp where the strip of skin tissue carrying the hair follicles was removed.  In follicular unit extraction (“FUE”) transplants, the back of the scalp is left with multiple small round wound marks where the micro extractions have occurred.

In contrast, our technology is designed to replicate a patient’s hair cells and rejuvenate miniaturized hair follicles, as well as induce entirely new follicles to grow from the balding scalp with only a minor single suture closure from the tissue extraction site. We believe there will be minimal pain involved and a short recovery period. Our technology is designed to provide the ability to grow a patient’s own hair back, rather than to redistribute hair from the back of the scalp to the front.

In addition, hair transplantation surgery requires a team of six or more people, including up to four technicians trained in micro-dissection. The surgical procedure takes up to eight hours to complete. Our technology is designed to be fully performed by a single clinician who requires minimal additional training. We expect the time involved in the clinic to be less than thirty minutes for tissue collection and less than one hour for cell injection.

Marketing Strategy Overview

We have launched a branded corporate website which can be viewed at www.replicel.com to provide corporate information and information about our technology and the progress of our clinical trials. In the future, this site will act as our principal marketing and communications tool and, in time, we will add sections appropriate to our targeted key audiences – medical professionals, hair restoration clinics and appropriate professional associations. All marketing and communications efforts will feature a constant internet based strategy which we anticipate will allow us to leverage our technology advantages and brand to generate license sales.

We expect that, eventually, a highly targeted marketing effort will supplement the broad communications tactics and website with a focused direct sales campaign to primary licensee markets. We have identified the primary licensee market as more than 800 hair restoration physicians.

Business Model

The RepliCel™ procedure will be marketed directly to those medical professionals currently engaged in hair transplant procedures, as well as established hair loss and dermatology clinics. Access to, and application of the procedure will be offered to these establishments under a licensing arrangement.  Clinicians will be charged a license fee by the company on an annual basis. We will then train and educate the clinicians in the RepliCel™ procedure. Clinicians will extract the patient’s tissues through a punch biopsy which will then be shipped to our cGMP facilities where cells will be isolated and proprietary cellular replication will take place. We will be able to maintain full control over the cellular replication process through the use of our own contracted facilities and our own trained technicians. We will charge the clinic a per-patient replication fee, while the clinic will be free to set the price it charges the patient, based on what the market will bear. Therefore, we will have two revenue streams: patient fees and annual license fees.

Regulatory Environment

The process of obtaining marketing authorization for the RepliCel™ procedure requires the collection of a thorough body of information that satisfies requirements set forth by regulators that oversee the safety and efficacy of products sold to the public.  Each jurisdiction has specific regulatory requirements, many of which differ from region to region.

We are developing a clinical and regulatory strategy that will ensure adherence to regulations that will advance the marketing approval of our technology worldwide. As part of this strategy, plans for the following projects are in development:

1.	Completion of a Phase I/IIa human clinical trial in Europe; TS001-2009 trial commenced in December, 2010;
2.	Ongoing research and pre-clinical development to enhance knowledge base of our technology; and
3.	Initiation of Phase IIb human dosing clinical trials in Europe and/or North America.

Phase I/IIa: TS001-2009

The protocol for the TS001-2009, Phase I/IIa study was developed with advice from European Union regulatory authorities responsible for advanced therapy medicinal products (ATMPs) of which our product is one. The clinical trial is designed to test the safety and efficacy of our technology in men and women with AGA through the assessment of the following endpoints:

Primary Endpoint: local safety profile of our technology at the 6-month time point as defined by the incidence, relationship, severity and seriousness of adverse events at the injection sites and local tolerance (as judged by the investigator and patient);

1.	Secondary safety endpoints:

a.	the local safety profile (as defined above) of our technology at the 12 and 24 month time points,
b.	systemic adverse events over the 24-month study,
c.	analysis of macroscopic images of injection sites, and
d.	analysis of histopathological biopsies taken at the 6, 12 and 24 month time points; and

2.	Secondary efficacy endpoint:

a.	difference in hair thickness and hair density between 6 months (Visit 7) and baseline will be calculated using the TrichoScan® procedure.

The protocol, designed in compliance with International Conference on Harmonisation guidelines for Good Clinical Practice (ICH GCP), underwent thorough scientific and ethical review by the Georgian National Council of Bioethics and approval to conduct the study was granted on October 27, 2010.

Subjects with mild to moderate AGA categorized on the Ludwig Scale (female) or the Norwood scale (male) were enrolled in the study over a 4-month period starting in December 2010. These subjects provided blood samples to confirm their health status and scalp biopsies which were sent to a cGMP-compliant facility with the specific license to manufacture our product in Austria.

Once the manufacturing process was completed, the 19 subjects returned to the clinic to receive blinded injections of their own (autologous) replicated cells in a carrier medium on one part of the scalp, and another injection of carrier medium without replicated cells (placebo) on the other side of the scalp to allow for better assessment of the safety and efficacy of our technology. The final study participant received injections of hair follicle cells in late August 2011, thus marking the end of the treatment phase of TS001-2009.

In the next stage of the TS001-2009 trial, the post-injection follow-up period, subjects return to the clinic for ten follow-up visits over a 24-month period to have their health closely monitored to ensure that there have been no adverse effects associated with receiving the injections and to determine the efficacy of hair follicle cell injections at stimulating hair growth.  Furthermore, at 6, 12 and 24 months post-injection, four subjects at each time point will provide biopsies of the injection sites for histopathological analysis. The post-injection follow-up period will be completed for all patients by the end of August 2013.  The total duration of subject participation in the study is approximately 27 months.

The interim analysis of data took place in the first quarter of 2012 as all patients had completed their 6-month follow-up visit. The results of this analysis were released on May 2, 2012.  This data has allowed for analysis of the primary endpoints of the study; assessment of the local (at treatment sites) safety profile of our product compared to placebo as defined by adverse events with respect to their causality, incidence, severity and seriousness.  Secondary outcome measures of systemic (overall) safety (through review of adverse events in a similar fashion as described above) and efficacy (hair growth at treatment sites) were also be performed at this time.  The 6-month interim analysis showed that significantly more subjects (63%) had an increase in hair density of greater than 5% (vs. control) while some subjects had not yet shown an increase at this time point. Participants’ demonstrated changes from baseline, as much as 19.6%, while others showed a decrease as much as 6.2%. Seven patients demonstrated density growth greater than 10% including growth rates of 17.2%, 19.2% and 19.6%.  The overall average was 6.2% above base line. Final analysis of safety data from the entire 24 month post-injection follow-up period should be available in late 2013. To date, no serious adverse events have been reported post-injection.

RepliCel is currently performing an in-depth analysis of the interim data collected to identify factors that may impact efficacy of injections of autologous dermal sheath cup cells.  The extent of subject response will be reviewed in relation to subject-factors such as age, gender, and health status, cell culture factors such as duration of culture, cell morphology, cell protein markers, and gene expression and environmental factors such as duration of cell transportation, and cell temperature variations during transportation. Continued analysis of the data will help define the protocol for treatment going forward. RepliCel’s Phase IIb trial is designed to be a dose-finding study which will assess the number of characterized cells and the appropriate treatment pattern necessary to promote optimal hair growth. Subject to regulatory approval, RepliCel is planning a 12-24 month clinical trial that will include multiple patient cohorts studying different doses and different frequency of injections of dermal sheath cup cells. Analysis of efficacy will also be studied at 9, 12 and 24 months.

Pre-Clinical Research

Even though our product has already started testing in human subjects; we continue to perform pre-clinical research to improve the production and delivery of our product.  Currently we are conducting such research with our partners in Guangzhou, China; Innsbruck, Austria; and Vancouver, Canada in conjunction with the guidance we have received from regulators in the European Union and Canada.

Phase IIb Dosing Clinical Trials

Results from the pre-clinical work will be included along with the study results from TS001-2009 in making the application to perform Phase IIb dosing clinical trials in Europe and North America.  The process of making this application will allow regulators to provide feedback on our product and the methodology used to research its effects in humans.  Such feedback will allow us to streamline our research efforts to ensure we can bring our product to those in need as quickly and safely as possible.

Intellectual Property

The success of RepliCel will be highly dependent on the protection of our intellectual property. We are developing a diverse portfolio of intellectual property for the use of stem cells in the treatment of hair loss, as well as other medical conditions.  For example, RepliCel inventors filed an early patent application on the use of hair follicle derived stem cells (see EP 1 509 597 B1) entitled “Method for isolating hair follicle mesenchymal stem cells”.  This family of patents describes methods for isolating stem cells from hair follicles, and the growth and use of these stem cells for the treatment of a variety of medical conditions (including hair loss).  Within this portfolio, there are granted patents in Australia (AU 2003246521) and Europe (EP1 509 597 B1), which were issued unopposed.  Related patent applications are also pending in the United States, Canada and Japan.

Plan of Operations

The sections above contain a broad overview of our plan of operations on a go-forward basis.  We intend to specifically focus on continuing our human trials in Europe and preparing for human trials in Canada.  During this time, we will attempt to seek regulatory approval in those areas for our technology.  We also intend to continue to focus on obtaining patents for our technology in various international jurisdictions.  At the same time, we will be taking steps to implement our branding and marketing strategies discussed above under the heading, “Marketing Strategy”.

The Company currently has four full time employees, as well as five contractors.  These employees have expertise in biotechnology management, clinical trials, financial management and communications.

Marketing

On April 12, 2012, the Company entered into an arrangement with a private US company to perform professional services related to the dissemination of corporate marketing materials. In return for these services, the Company has paid US $338,000. There is no formal agreement with respect to this arrangement.

On May 17, 2012 the Company terminated its agreement with NBT Communications Inc (“NBT”). There are no amounts owing in respect of the NBT contract.

On June 21, 2012, the Company entered into a professional services agreement with a private German company to perform professional services related to shareholder acquisition and marketing consulting. In consideration for the Services, the Corporation has agreed to pay €60,000 and grant stock options to purchase up to 300,000 common shares of the Corporation at an exercise price of USD$1.10 per share.

Reverse Takeover Transaction

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience and with certain accepting shareholders of TrichoScience, whereby RepliCel acquired 50.7% (4,860,000) of the issued and outstanding shares of TrichoScience in exchange for 11,155,165 Common Shares (at an exchange ratio of 2.2958), 5,577,580 Class B preferred shares (each, a “Class B Share”) and 5,577,580 Class C convertible preferred shares (each, a “Class C Share”) of RepliCel, resulting in such former shareholders of TrichoScience holding 63% of the voting shares of RepliCel.  At closing, RepliCel also acquired an additional 1,000,000 common shares of TrichoScience for consideration of $1,000,000 thereby increasing RepliCel’s ownership in TrichoScience to 55.4% at December 31, 2010.

As the former shareholders of TrichoScience controlled 63% of the issued voting shares of RepliCel after the closing of the transaction, the transaction was accounted for as a reverse acquisition; with TrichoScience being the continuing entity and subsequent consolidated financial statements of the Company have been presented as a continuation of TrichoScience.

During the year ended December 31, 2011, RepliCel purchased 2,050,000 newly issued common shares of TrichoScience for $2,050,000.

The remaining 4,724,800 shares of TrichoScience were tendered for exchange by the remaining TrichoScience shareholders during 2011 in exchange for an aggregate of 10,844,848 Common Shares, 5,422,420 Class B Shares and 5,422,420 Class C Shares, and TrichoScience became a wholly-owned subsidiary of RepliCel. As a result of this and the completion of the purchase of common shares of TrichoScience for an aggregate amount of not less than $3,000,000 by RepliCel, all Class B Shares were extinguished for no consideration in accordance with their rights and restrictions.

All Common Shares issued to former TrichoScience shareholders have been deposited with a trustee pursuant to the terms of a pooling agreement between RepliCel, the trustee and the individual shareholders.  The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters occurring after the first anniversary of the closing. As of the date of this MD&A 3,900,933 shares have been released from pooling.

583885 B.C. Ltd.

Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for the issuance of 4,400,000 Common Shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 3,400,000 Common Shares controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel, the CEO and the escrow agent, to be released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award.

During the three and six months ended June 30, 2012, another performance milestone under the escrow agreement, being the completion of an aggregate of $4,000,000 in financing since December 22, 2010, has been completed. As a result, an additional 500,000 shares have been released from escrow, (three and six months ended June 30, 2011: 350,000) and $254,350 (December 31, 2010: $178,045) (representing the fair value of the shares released from escrow on transaction date) was recorded as stock-based compensation.

Extinguishment of Class B Shares and Class C Shares

In 2011, all Class B Shares were cancelled, for no consideration, in accordance with their rights and restrictions, as the Company achieved the following milestones during the year ended December 31, 2011:

•
RepliCel purchased common shares of TrichoScience for an aggregate amount of not less than $3,000,000 and RepliCel raised the proceeds to make these investments by selling Common Shares at not less than $1 per share; and

•	RepliCel acquired at least 90% of the issued and outstanding common shares of TrichoScience.

During the year-ended December 31, 2011, 13,000,000 Class C Shares, being all the issued and outstanding Class C Shares, were converted, on a 5:1 ratio, into 2,600,002 Common Shares by the holders thereof. All of the Common Shares issued on conversion of the Class C Shares have been deposited with a trustee pursuant to the terms of pooling agreements between RepliCel, the trustee and the respective shareholders.  The Common Shares are subject to a timed release schedule under which 15% of the shares will be released on the first day of each of the fiscal quarters beginning January 1, 2013.

The Company amended its Articles and Notice of Articles in 2011 to reflect the extinguishment of the Class B Shares and the Class C Shares.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS as issued by the IASB for the two fiscal years ended December 31, 2011 and 2010. The year ended December 31, 2009 was prepared in accordance with Canadian GAAP. An explanation of the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements, is included in Note 16 to the Company’s financial statements for the year ended December 31, 2011.

	Year ended Dec. 31, 2011 (IFRS) (audited)	Year ended Dec. 31, 2010 (restated for IFRS) (audited)	Year ended Dec. 31, 2009 (Canadian GAAP) (audited)
Net sales or total revenues	$Nil	$Nil	$Nil
Net loss	$(3,713,439)	$(2,542,525)	$(557,860)
Basic and diluted loss per share	$(0.10)	$(0.12)	$(0.03)
Loss attributable to owners of the Parent	$(3,493,960)	$(2,542,525)	$(557,860)
Total assets	$631,419	$1,308,742	$644,466
Long-term liabilities	$Nil	$Nil	$Nil
Dividends declared	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

Three months ended June 30, 2012 compared to three months ended June 30, 2011

	Three months ended June 30,		Change 2011 to 2012
	2012	2011	Increase/ (Decrease)	Percent Change
Clinical development	190,751	129,200	61,551	48%
Research and development	116,533	54,144	62,389	115%
General and administrative	1,433,793	916,443	517,350	56%
Other items	(99,934)	37,698	(137,632)	(365%)
Total operating expenses	1,641,143	1,137,485	503,658	44%

The Company had no revenue from operations during the three months ended June 30, 2012 or 2011.

Clinical development expenses increased by 48% or $61,551 during the three month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The increase is due to laboratory costs and analysis of results associated with the Phase I/IIa clinical trial.  The Company also renewed is contract with the University of British Columbia for continued clinical analysis.

Research and development expenses increased 115% or $62,389 during the three month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The increase of $3,122 is due to consultants engaged to develop the Company’s intellectual property portfolio and an increase of $59,267 for consultants engaged in research and investigation of the Company’s technology.

General and administrative expenses increased 56% or $517,350 during the three month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The increase is due to a $341,650 increase in marketing consulting fees for investor relations consultants to disseminate the six month results of the Phase I/IIa clinical trial and an increase of $216,862 in stock based compensation due to the grant of stock options to employees and consultants of the company during the period and the release of shares from escrow. These increases were offset by a $37,971 decrease in accounting and legal as the Company completed its reverse takeover transaction in 2011, a $37,759 decrease in consulting fees as certain consultants are no longer engaged by the Company. The remaining increase of $34,568 is due to other immaterial offsetting variances.

Other items decreased 365% or $137,632 during the three month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The decrease is due to a decrease of $64,685 as a loss recorded on the fair value of warrants denominated in a foreign currency, a decrease of $53,448 in foreign exchange loss due to US dollar balances of cash and cash equivalents and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar, and a decrease of $19,499 realized on the disposal of equipment in 2011.

Six months ended June 30, 2012 compared to six months ended June 30, 2011

	Six months ended June 30,		Change 2011 to 2012
	2012	2011	Increase/ (Decrease)	Percent Change
Clinical development	362,205	311,783	50,422	16%
Research and development	207,783	106,192	101,591	96%
General and administrative	1,920,473	1,578,017	342,456	22%
Other items	(97,854)	38,791	(136,645)	(352%)
Total operating expenses	2,392,607	2,034,783	357,824	18%

The Company had no revenue from operations during the six months ended June 30, 2012 or 2011.

Clinical development expenses increased by 16% or $50,422 during the six month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The increase is due to laboratory costs and analysis of results associated with the Phase I/IIa clinical trial.  The Company also renewed is contract with the University of British Columbia for continued clinical analysis.

Research and development expenses increased 96% or $101,591 during the six month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The increase of $15,126 is due to consultants engaged to develop the Company’s intellectual property portfolio and an increase of $86,465 for consultants engaged in research and investigation of the Company’s technology.

General and administrative expenses increased 22% or $342,456 during the six month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The increase is due to a $365,708 increase in marketing consulting fees for investor relations consultants to disseminate the six month results of the Phase I/IIa clinical trial, an increase of $56,976 in salaries as the Company employed new staff members, and increase of $27,601 in office and telephone expenses from filing and regulatory fees. These increases were offset by a $42,277 decrease in accounting and legal as the Company completed its reverse takeover transaction in 2011, a $57,009 decrease in consulting fees as certain consultants are no longer engaged by the Company, The remaining decrease of $8,543 is due to other immaterial offsetting variances.

Other items decreased 352% or $136,645 during the six month period ended June 30, 2012 in comparison to the same period ended June 30, 2011. The decrease is due to a decrease of $66,427 as a loss recorded on the fair value of warrants denominated in a foreign currency, a decrease of $50,719 in foreign exchange loss due to US dollar balances of cash and cash equivalents and accounts payable affected by the fluctuations in the value of the US dollar as compared to the Canadian dollar and a decrease of $19,499 realized on the disposal of equipment in 2011.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of our financial results for the eight most recently completed quarters.  The figures for the quarter ended December 31, 2011 are calculated from the Company’s annual consolidated financial statements prepared under IFRS. Sept 30, 2010 and Dec 31, 2010 amounts are from TrichoScience’s unaudited quarterly financial statements prepared by management, restated for IFRS. The adoption of IFRS did not have a material effect on the quarterly results presented up to and including December 31, 2010.

	Jun. 30 2012 $	Mar. 31 2012 $	Dec. 31 2011 $	Sept. 30 2011 $	Jun. 30 2011 $	Mar. 31 2011 $	Dec. 31 2010 $ (restated for IFRS)	Sept. 30 2010 $ (restated for IFRS)
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss	(1,641,143)	(751,464)	(787,883)	(890,773)	(1,137,485)	(897,298)	(1,570,831)	(286,011)
Basic and diluted loss per share	(0.04)	(0.02)	(0.02)	(0.02)	(0.03)	(0.03)	(0.07)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

Our consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At June 30, 2012, the Company had not yet earned revenue from its business, had accumulated losses of $9,262,828 since incorporation and expects to incur further losses in the development of its business, which casts substantial doubt about the Company’s ability to continue as a going concern.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The Company has financed its operations to date through the issuance of equity.  The continued volatility in the financial equity markets may make it difficult to raise funds by private placements of shares.  There is no assurance that the Company will be successful with its financing ventures.

Operating Activities

During the six months ended June 30, 2012, the Company used net cash in operating activities of $1,740,953 compared to $1,771,557 for the six months ended June 30, 2011.  While operational activities have increased in 2012, the net cash used in operating activities for the six months ending June 30, 2011 was the result of the payment of accounts payable existing at December 31, 2010.

Investing Activities

During the six months ended June 30, 2012, the net cash used in investing activities was $4,854 compared to net cash used of $12,929 for the six months ended June 30, 2011. Investing activities are primarily related to the purchase of furniture and computer equipment.

Financing Activities

During the six months ended June 30, 2012, cash provided by financing activities was $2,761,093 (US$2,776,569) compared to cash provided of $2,482,170 (US$2,550,000) for the six months ended June 30, 2011. Financing activities during the six months ended June 30, 2012 are the result of a private placement of 1,875,046 Common Shares issued at US$1.50 per unit for gross proceeds of $2,796,740 (US$2,812,569). A finder’s fee of $35,647 (US$36,000) was paid in connection with the private placement.  Each unit issued consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at US$2.50 per share for a period of 24 months from the closing of the Financing.  As the share purchase warrants are denominated in a currency other than the Company’s functional currency, the fair value of the share purchase warrants is recognized as a derivative liability.  The fair value on issuance was determined to be $963,100, through use of the Black-Scholes Option Pricing Model.

During the six months ended June 30, 2011, a private placement of 2,550,000 Common Shares issued at US$1.00 per share took place.

OUTSTANDING SHARE DATA

Issued and Outstanding – Common Shares	Number of Shares
Balance, December 31, 2010	27,053,960
Shares issued for cash:
- Private placements at US$1.00	2,651,200
Issued on tender of TrichoScience shares	10,844,846
Conversion of Class C Preferred shares	2,600,002
Shares issued for cash:
- Private placements at US$1.50	1,875,046

Balance, August 29, 2012	45,025,054

Stock Option Plans

Under various stock option agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience during the year ended December 31, 2011.  Each founders’ options was to be exercisable into one common share of TrichoScience at a price of $1 per share, with 1/3 of such options vesting one year from the date of grant and the remaining 2/3 vesting on a monthly basis over between 24-month and 36-month periods expiring after six to seven years.  Pursuant to the terms of the TrichoScience share exchange agreement, the right to receive TrichoScience shares under these agreements was converted into a right to receive Common Shares of RepliCel from the Founders.  All other terms remained the same.

On December 22, 2010, the Company approved a Stock Option Plan whereby the Company may grant directors, officers, employees and consultants’ stock options.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding Common Shares as at the date of the grant.  The stock options can be exercisable for a maximum of 7 years from the grant date and with various vesting terms.

On March 11, 2011, the Company granted 1,350,000 stock options to directors, officers, employees and consultants. The options vest over a period of three years and each is exercisable into one Common Share at US$1.00 per share until March 11, 2018.

On January 3, 2012, the Company granted 100,000 options to a consultant of the Company. Each option is exercisable into one Common Share at US$2.35 per share until January 3, 2019. The options vest according to specific milestones.

On April 18, 2012, the Company granted 790,000 options to employees and consultants to the Company. The options vest over a period of three years and each is exercisable into one Common Share at US$1.50 per share until April 18, 2019.

On June 21, 2012 under the Company Stock Option Plan, 300,000 options were granted to a consultant of the Company. The options vest over a period of three years and are exercisable at US$1.10 per share until June 21, 2017.

On July 9, 2012 the Company and certain optionee’s amended certain provisions of their stock option agreements dated December 22, 2010, to reflect a reduction in the number of stock options granted by the Company to the Optionee. As a result, 300,000 company stock options exercisable at US$0.50 were cancelled.

As at August 29, 2012, 2,160,000 stock options are exercisable.

Stock Options Outstanding	Number	Weighted Average Exercise Price

Balance, December 31, 2010	1,485,000	US$0.50
Granted March 11, 2011	1,350,000	US$1.00
Granted January 3, 2012	100,000	US$2.35
Granted April 18, 2012	790,000	US$1.50
Granted June 21, 2012	300,000	US$1.10
Cancelled July 9, 2012	(300,000)	US$0.50

Balance, August 29, 2012	3,725,000	US$0.99

Share Purchase Warrants

Share Purchase Warrants (“Warrants”) granted in February, March and April 2012 entitle the holder to purchase an additional Common Share at US$2.50 per share for a period of 24 months from the date of grant. Warrants issued May 17, 2012 entitle the holder to purchase an additional Common Share at US$2.00 per share for a period of 48 months from the date of grant.

Share Purchase Warrants Outstanding	Number	Weighted Average Exercise Price

Balance, December 31, 2010	-	-
Granted February 29, 2012	66,304	US$2.50
Granted March 29, 2012	876,042	US$2.50
Granted April 18, 2012	502,667	US$2.50
Granted April 20, 2012	430,033	US$2.50
Granted May 17, 2012	250,000	US$2.00

Balance, August 29, 2012	2,125,046	US$2.44

Warrants denominated in a currency other than the Company’s functional currency meet the definition of a financial liability and accordingly are presented as such on the Company’s consolidated statement of financial position and are fair valued at each reporting period.

RELATED PARTY TRANSACTIONS

As at June 30, 2012, included in the accounts payable and accrued liabilities, were $18,273 (December 31, 2011: $19,596) due to directors and/or officers of the Company and/or companies they control or of which they were significant shareholders for accrued consulting fees, research and development consulting fees, rent, legal fees and acquisition transaction costs.  The amounts owing are unsecured, non-interest bearing and due on demand.

During the three months ended June 30, 2012 and 2011, the Company had the following related party transactions:

-	Research and development consulting fees totalling $40,202 (June 30, 2011 - $33,000) were paid to a director and companies owned by directors and officers of the Company;
-	Clinical trial costs of $472 (June 30, 2011 - $nil) were paid to a company owned by a director of the Company;

-	Administrative consulting fees totalling $nil (June 30, 2011 - $18,500) were paid to directors and officers and companies owned by directors and officers of the Company;
-	Legal fees totalling $nil (June 30, 2011 - $275) were paid to directors and officers and companies owned by directors and officers of the Company;
-
The Company considers key management to be the Chief Executive Officer, Chief Financial Officer and executive directors. Salaries and wages totalling $103,750 (June 30, 2011 - $99,000) and stock-based compensation totalling $51,660 (June 30, 2011 - $93,354) were paid to key management.

During the six months ended June 30, 2012 and 2011, the Company had the following related party transactions:

-	Research and development consulting fees totalling $76,655 (June 30, 2011 - $71,000) were paid to a director and companies owned by directors and officers of the Company;
-	Clinical trial costs of $100,048 (June 30, 2011 - $nil) were paid to a company owned by a director of the Company;
-	Administrative consulting fees totalling $nil (June 30, 2011 - $45,750) were paid to directors and officers and companies owned by directors and officers of the Company;
-	Rent totalling $nil (June 30, 2011 - $9,000) were paid to directors and officers and companies owned by directors and officers of the Company;
-	Legal fees totalling $nil (June 30, 2011 - $6,621) were paid to directors and officers and companies owned by directors and officers of the Company;
-
The Company considers key management to be the Chief Executive Officer, Chief Financial Officer and executive directors. Salaries and wages totalling $193,750 (June 30, 2011 - $198,000) and stock-based compensation totalling $85,738 (June 30, 2011 - $112,465) were paid to key management.

These transactions were in the normal course of operations having been measured at the exchange amount, being the amount established and agreed to by the parties.

OFF BALANCE SHEET ARRANGEMENTS

None.

PROPOSED TRANSACTIONS

None.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the use of estimates, assumptions and judgment that in some cases relate to matters that are inherently uncertain, and which affect the amounts reported in the consolidated financial statements and accompanying notes. Changes to estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Actual results could also differ from those estimates under different assumptions and conditions. Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 7 d).

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Fair Value of RTO Transaction

Significant judgment is required in determining the fair value of the consideration granted during a Reverse Takeover transaction. Estimating the fair value of the shares granted and the fair value released by participating shareholders requires determining the most appropriate valuation model.

CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 3 to its annual audited consolidated financial statements for the year ended December 31, 2011.

International Financial Reporting Standards (“IFRS”)

The Company’s financial statements for the year-ended December 31, 2011 are the first annual financial statements that have been prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”), requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. Therefore, the financial statements for the year-ending December 31, 2011, the comparative information presented in these financial statements for the year-ended December 31, 2010 and the opening IFRS statement of financial position at January 1, 2010 are prepared in accordance with IFRS standards effective at the reporting date. However, IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

An explanation of the impact of the transition to IFRS, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements is included in the notes to the Company’s December 31, 2011 financial statements.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The following new standards, amendments and interpretations, which have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2013. The Company is in the process of evaluating the impact of the new standard.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

•	Amendment to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 revise the presentation of other comprehensive income (OCI). Separate subtotals are required for items which may subsequently be recycled through profit or loss and items that will not be recycled through profit or loss.  The standard is effective for annual periods beginning on or after July 1, 2012. The Company is in the process of evaluating the impact of the amendments on the presentation of the income statement.

There are no other IFRSs or IFRC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at June 30, 2012, the Company’s financial instruments are comprised of cash, accounts payable and accrued liabilities, advances payable and warrants denominated in a foreign currency. The fair values of cash, accounts payable and accrued liabilities and advances payable approximate their carrying value due to their short-term maturity.  The Company is exposed through its operations to the following financial risks:

•	Currency risk
•	Credit risk
•	Liquidity risk
•	Interest rate risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds a significant amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At June 30, 2012 the Company held cash balances of $1,449,452 (or $1,422,284 US) (December 31, 2011: $307,756 or $302,611 US). A 1% increase/decrease in the USD foreign exchange rate would have an impact of ±$14,495 (or $14,223 US) on the cash balance held at June 30, 2012.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash.  The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business  requirements,  after  taking  into  account  the  Company’s  holdings  of  cash  and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.  Advances payable are non-interest bearing and therefore are not subject to interest rate risk.

RISKS AND UNCERTAINTIES

Risks Relating to our Business

In addition to the other risks and uncertainties set out earlier in this MD&A, the Company is also exposed to the following risks and uncertainties:

Our company currently does not generate revenue from its planned operations, and as a result, it faces a high risk of business failure.

We have not generated any revenues from our planned operations to date. As of June 30, 2012, we had accumulated $9,262,828 in losses since inception. Our business is focused on the development of a new hair cell replication technology. In order to generate revenues, we will incur substantial expenses in the development of our business.  We therefore expect to incur significant losses in the foreseeable future. Our company recognizes that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate operating revenues or achieve profitable operations in the future.

Our auditors’ opinion on our December 31, 2011 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred a net loss of $9,262,828 for the cumulative period from September 7, 2006 (inception) to June 30, 2012. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as described by our auditors with respect to the financial statements for the year ended December 31, 2011. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event that we cannot continue in existence. Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

Our business is at an early stage of development and difficulties obtaining regulatory approval, technical deficiencies and other challenges may hinder the development and marketing of our hair cell replication technology.

Our hair cell replication technology is at an early stage of development and we may not develop hair cell replication technology that can be commercialized. We are still in the early stages of identifying and conducting research on our technology. Our technology will require significant research and development and preclinical and clinical testing prior to regulatory approval, if required, being obtained in the United States or other countries. We may not be able to obtain regulatory approvals, if required, to complete necessary clinical trials for our hair cell replication technology, or to commercialize it.  Our technology may prove to have undesirable and unintended side effects, or other characteristics adversely affecting its safety, efficacy or cost-effectiveness could prevent or limit its use. Our technology may fail to provide its intended benefit, or achieve benefits equal to or better than our competitor’s products at the time of testing or production and, if so, our business may fail.

Our clinical trials may fail to produce successful results or could be suspended due to unacceptable safety risks, which could cause our business to fail.

Clinical trials are subject to extensive regulatory requirements, and are very expensive, time-consuming and difficult to design and implement, in part because they may be subject to rigorous regulatory requirements. Our products may fail to achieve necessary safety and efficacy endpoints during clinical trials. We believe that our clinical trials will take a substantial period of time to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: unforeseen safety issues; lack of effectiveness during clinical trials; slower than expected rates of patient recruitment; and inability to monitor patients adequately during or after treatment. In addition, we or regulatory officials may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks. If our clinical trials fail to produce successful results, or are suspended due to unacceptable safety risks, our business may fail.

Our success depends on the acceptance of our hair cell replication technology by the medical community and consumers as a safe and effective solution.

The success of our hair cell replication technology will depend on its acceptance by potential consumers and the medical community. Because our technology is new in the treatment of pattern baldness, the long term effects of using our new hair cell replication technology are unknown. The results of short-term clinical trials do not necessarily predict long-term clinical benefit or reveal adverse effects. If results obtained from future commercial experience indicate that our hair cell replication technology is not as safe or effective as other hair restoration treatments, adoption of this technology by consumers and the medical community may suffer and our business will be harmed.

If we are not able to effectively protect our existing intellectual property, our business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology.  We currently have registered patents for our hair cell replication technology in Australia and the European Union.  If we are unable to protect our intellectual property, our business may be materially adversely affected. Further, we cannot be sure that our activities do not and will not infringe on the intellectual property rights of others. If we are compelled to prosecute infringing parties, defend our intellectual property or defend ourselves from intellectual property claims made by others, we may face significant expense and liability, as well as the diversion of management’s attention from our business, any of which could negatively impact our business or financial condition.

The successful acquisition and maintenance of patent rights is critical to our business and any failure in this regard could hinder the development and marketing of our technology.

We currently have patent applications pending in the United States and several other countries around the world.  Our pending patent applications may not result in the issuance of any patents. The applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by patent offices. These proceedings determine the priority of inventions and, thus, the right to a patent for technology.  In the past, our patent applications have experienced delays and our patent applications may be delayed in the future. If others file patent applications or obtain patents similar to those we have licensed, such patents may restrict the use of our discoveries. The risk of third parties obtaining patents and filing patent applications will continue to increase as the hair restoration market expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to use such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected technology. If we become involved in patent litigation, it could consume a substantial portion of our resources.

Competitors in the hair restoration and related fields may currently offer, or may develop, superior hair loss solutions which could limit the market for our technology.

The market for hair restoration products and technology is competitive. We expect that some of our most significant competitors will be more established companies. These companies may have greater capital resources or experience in research and development, manufacturing, testing, obtaining regulatory approvals or marketing capabilities.  As a result, our competitors may develop more competitive or affordable products, or achieve earlier patent protection or product commercialization than we are able to achieve. We face competition from companies offering traditional more established products and technologies.

Our company may be subject to changes and uncertainties in laws and government regulations.

Our company is subject to regulation by domestic and foreign governmental agencies with respect to many aspects of developing hair cell replication technology. In addition, relevant new legislation or regulation could occur. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our company’s business, or the application of existing laws and regulations to hair cell replication technology, could have a material adverse effect on our company’s business, prospects, financial condition and results of operations.

Risks Relating to our Management

We are dependent on the services of certain key consultants and the loss of any of these key consultants may have a materially adverse effect on our company.

While engaged in the business of developing a new hair cell replication technology, our company’s ability to continue to develop a competitive edge in the marketplace will depend, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and we may not be able to attract and retain such personnel.  Our company’s growth has depended, and in the future will continue to depend, on the efforts of our key management consultants. Loss of any of these people would have a material adverse effect on our company. Currently, our company does not have key-man life insurance.

Conflicts of interest may arise as a result of our company’s directors and officers being directors or officers of other life sciences companies.

Certain of our company’s directors and officers are, or may become, directors or officers of other life sciences companies.  While we are engaged in the business of developing a new hair cell replication technology, such associations may give rise to conflicts of interest from time to time. Our company’s directors are required by law to act honestly and in good faith with a view to our company’s best interests and to disclose any interest that they may have in any project or opportunity of our company. If a conflict of interest arises at a meeting of our company’s board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not our company will participate in any project or opportunity, our company’s directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time.

Our company’s by-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our company’s by-laws contain provisions limiting the liability of our officers and directors for all acts, receipts, neglects or defaults of themselves and all of our other officers or directors or for any loss, damage or expense incurred by our company which may happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against our company’s officers and directors and may discourage or deter our shareholders from suing our company’s officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

As a majority of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors and officers.

We are a British Columbia, Canada company.  A majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States legislation. There is substantial doubt whether an original action based solely upon such civil liabilities could be brought successfully in Canada against any of such persons or our company.

OTHER INFORMATION

The Company’s website address is www.replicel.com. Other information relating to the Company may be found on SEDAR at www.sedar.com

BOARD APPROVAL

The board of directors of the Company has approved this MD&A

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, David Hall, President & Chief Executive Officer of RepliCel Life Sciences Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of RepliCel Life Sciences Inc., (the “issuer”) for the interim period ended June 30, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2012

   /s/   “David Hall”

David Hall
President & Chief Executive Officer
RepliCel Life Sciences Inc.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Tom Kordyback, Chief Financial Officer of RepliCel Life Sciences Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of RepliCel Life Sciences Inc., (the “issuer”) for the interim period ended June 30, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2012

  /s/   “Tom Kordyback”

Tom Kordyback
Chief Financial Officer
RepliCel Life Sciences Inc.

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

    /s/ “Gemma Bayley”
Gemma Bayley, Secretary
Date:  August 29, 2012